UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cascade Financial Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
147272108
(CUSIP Number)
Mr. Arthur Skotdal
P.O. Box 5267
Everett, WA 98206
Tel. (425) 252-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Craig G. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		446,593 (3.6%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		446,593 (3.6%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,593

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Andrew P. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		419,657 (3.4%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		419,657 (3.4%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

419,657

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Quality Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		60,000 (0.5%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,000 (0.5%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arthur & Marianne Skotdal Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

N/A (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		218,284 (1.8%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		218,284 (1.8%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,284

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147272108
Item 2 — Identity and Background
This is Amendment No. 1 to the Schedule 13D dated May 12, 2008, which was filed by the Issuer on behalf of the Reporting Persons.
Item 4 — Purpose of Transaction
Item 4 is hereby amended as follows:
As described in Item 6, below, the Voting Agreement among the Reporting Persons was revoked and the Reporting Persons disclaim that they are a group.
All of the shares were acquired solely for investment purposes. One or more of the Reporting Persons may acquire additional shares for investment. The Reporting Persons have no plans or proposals for any changes in management or directors, or extraordinary corporate changes or transactions, concerning the issuer.
Item 5 — Interest in the Securities of the Issuer
Item 5 is hereby amended as follows:
Craig G. Skotdal:

a) Number of securities owned beneficially:	446,593
Percentage of Class:	3.6%
b) Sole voting power:	446,593
Shared voting power:	0
Sole dispositive power:	446,593
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days:	Skotdal Quality Investments
LLC transferred without consideration 62,086 shares to Craig G. Skotdal.
Andrew P. Skotdal:

a) Number of securities owned beneficially:	419,657
Percentage of Class:	3.4%
b) Sole voting power:	419,657
Shared voting power:	0
Sole dispositive power:	419,657
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days:	Skotdal Quality Investments
LLC transferred without consideration 62,086 shares to Andrew P. Skotdal.

CUSIP No.	147272108
Skotdal Quality Investments, L.L.C.:

a) Number of securities owned beneficially:	0
Percentage of Class:	0%
b) Sole voting power:	0
Shared voting power:	0
Sole dispositive power:	0
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days:	Skotdal Quality Investments
LLC transferred without consideration the following shares; 167,193 shares to the Arthur and Marianne Skotdal Revocable Living Trust; 62,086 shares to Craig G. Skotdal; and 62,086 shares to Andrew P. Skotdal.
Skotdal Enterprises, Inc.:

a) Number of securities owned beneficially:	60,000
Percentage of Class:	0.5%
b) Sole voting power:	60,000
Shared voting power:	0
Sole dispositive power:	60,000
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days:	None
The Arthur & Marianne Skotdal Revocable Living Trust

a) Number of securities owned beneficially:	218,284
Percentage of Class:	1.8%
b) Sole voting power:	218,284
Shared voting power:	0
Sole dispositive power:	218,284
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days:	Skotdal Quality Investments
LLC transferred without consideration 167,193 shares to the Arthur and Marianne Skotdal Revocable Living Trust.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended as follows:
The Reporting Persons executed a Revocation of Voting Agreement, effective as of May 25, 2010, attached hereto as Exhibit 99.1. It revokes a Voting Agreement dated May 9, 2008, attached hereto as Exhibit 99.2, which was originally filed with the SEC as an attachment to a Schedule 13D filed by the Issuer on behalf of the Reporting Persons on May 12, 2008. As a result of the revocation, Craig Skotdal no longer has the authority to vote the Cascade Financial Corporation shares owned by Reporting Persons Andrew Skotdal, Skotdal Enterprises, Inc., Skotdal Quality Investments, L.L.C., and the Arthur & Marianne Skotdal Revocable Living Trust.

CUSIP No.	147272108
Item 7. Material to be Filed as Exhibits.
EXHIBIT 99.1       REVOCATION OF VOTING AGREEMENT
EXHIBIT 99.2       VOTING AGREEMENT
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2010	Skotdal Quality Investments, L.L.C.
by /s/ Arthur W. Skotdal
Arthur W. Skotdal, Member

June 2, 2010	/s/ Andrew P. Skotdal
Andrew P. Skotdal

June 2, 2010	/s/ Craig G. Skotdal
Craig G. Skotdal

CUSIP No.	147272108

June 2, 2010	Skotdal Enterprises, Inc.
by /s/ Arthur W. Skotdal
Arthur W. Skotdal, President

June 2, 2010	Arthur & Marianne Skotdal Revocable Living Trust
by /s/ Arthur W. Skotdal
Arthur W. Skotdal, Trustee